Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

June 16, 2023

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

Dear Sir/ Madam,

Sub: Intimation

The United States Food & Drug Administration (USFDA) today completed a GMP inspection at our API manufacturing facility in Bollaram, Hyderabad (CTO-3). The inspection was conducted from June 12, 2023 to June 16, 2023. The inspection closed with zero observations.

Additionally, further to our intimation dated May 12, 2023, on the inspection conducted by the USFDA at our formulations manufacturing facility in Srikakulam (FTO SEZ PU2), we wish to inform you that the Company has received the Establishment Inspection Report (EIR). The Agency has classified the inspection as Voluntary Action Indicated (VAI) and concluded that the inspection is "closed" under 21 CFR 20.64(d)(3).

Kindly take the above on record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary, Compliance Officer and Head CSR

CC:- New York Stock Exchange Inc. (Stock Code: RDY)

 NSE IFSC Ltd. (Stock Code: DRREDDY)